UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Forbes Energy Services Ltd.
(Name of Issuer)

Common Stock, par value $0.04 per share
(Title of Class of Securities)

345143101
(CUSIP Number)

June 13, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)        [ ]
Rule 13d-1(c)        [ ]
Rule 13d-1(d)        [X]

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 345143101	Schedule 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Janet L. Forbes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 345143101	Schedule 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS J. Forbes Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 345143101	Schedule 13G	Page 4 of 7 Pages

Item 1(a).    Name of Issuer:
Forbes Energy Services Ltd.
Item 1(b).    Address of Issuer’s Principal Executive Offices:
3000 South Business Highway 281, Alice, Texas 78332
Item 2(a).    Name of Person Filing:
Janet L. Forbes
J. Forbes Investments, Ltd. (the “Partnership”)
Item 2(b).    Address of Principal Business Office or, if None, Residence:
For Janet L. Forbes:
2522 McKinzie Road, Corpus Christi, Texas 78410.
For the Partnership:
2522 McKinzie Road, Corpus Christi, Texas 78410.
Item 2(c).    Citizenship:
Janet L. Forbes is a citizen of the United States of America.
The Partnership is a Texas limited partnership.
Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.04 per share.
Item 2(e).    CUSIP Number:
345143101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.        Ownership.
All shares of Common Stock beneficially owned by the Reporting Persons were sold as of June 13, 2016. As of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

CUSIP No. 345143101	Schedule 13G	Page 5 of 7 Pages

Item 5.     Ownership of Five Percent or Less of a Class.
Yes. See Item 4.
Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No. 345143101	Schedule 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016

/s/ Janet L. Forbes
Janet L. Forbes, in her individual capacity

J. Forbes Investments, Ltd.

By: J. Forbes Investments Management Company, LLC
Its: General Partner

By: /s/ Janet L. Forbes
Name: Janet L. Forbes
Title: President

CUSIP No. 345143101	Schedule 13G	Page 7 of 7 Pages

Exhibit A
Rule 13d-1(k) Agreement
The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Forbes Energy Services Ltd. at June 24, 2016.

/s/ Janet L. Forbes
Janet L. Forbes, in her individual capacity

J. Forbes Investments, Ltd.

By: J. Forbes Investments Management Company, LLC
Its: General Partner

By: /s/ Janet L. Forbes
Name: Janet L. Forbes
Title: President